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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03052207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-44435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1100
(No. and Street)

Santa Monica, CA 90401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene (310) 899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2003
108

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3B
11/21

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Planning Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller
Title

Notary Public


CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
National Planning Corporation:

We have audited the accompanying statement of financial condition of National Planning Corporation (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 24, 2003



NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2002

Assets

Assets:		
Cash and cash equivalents – unrestricted	$	10,812,395
Cash restricted for litigation settlement		797,185
Cash segregated under federal regulations		1,000
Commissions receivable		5,167,019
Forgivable notes receivable		8,645,063
Other receivables		728,047
Due from affiliates		5,395,754
Deferred tax asset		7,058,789
Fixed assets, net of accumulated depreciation of $160,117		436,267
Other assets		793,287
Total assets	$	39,834,806

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	5,896,250
Accounts payable and other accrued expenses		3,366,242
Payable to affiliates		310,552
Total liabilities		9,573,044
Stockholder's equity:		
Common stock, no par value. Authorized 25,000 shares; issued and outstanding 1,000 shares		25,000
Additional paid-in capital		39,325,000
Accumulated deficit		(9,088,238)
Total stockholder's equity		30,261,762
Total liabilities and stockholder's equity	$	39,834,806

See accompanying notes to financial statements.

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 106,960,159
Fees	6,019,679
Other income	873,692
Total revenues	113,853,530
Expenses:	
Commissions	94,552,323
Compensation and benefits	8,505,952
Occupancy and equipment	2,223,135
Marketing	627,371
Travel and entertainment	310,113
Amortization of forgivable notes	2,717,871
Professional fees	1,100,692
Other expenses	4,383,130
Total expenses	114,420,587
Pretax loss	(567,057)
Income tax benefit	141,279
Net loss	$ (425,778)

See accompanying notes to financial statements.

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock				
	Shares outstanding	**Amount**	**Paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**
Balance at December 31, 2001	1,000	$ 25,000	35,325,000	(8,662,460)	26,687,540
Capital contributions	—	—	4,000,000	—	4,000,000
Net loss	—	—	—	(425,778)	(425,778)
Balance at December 31, 2002	1,000	$ 25,000	39,325,000	(9,088,238)	30,261,762

See accompanying notes to financial statements.

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(425,778)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		2,800,209
Gain on sale of computer software to affiliate		(140,266)
Provision for uncollectible accounts		201,482
Changes in assets and liabilities:		
Decrease in cash restricted for litigation settlement		4,722,930
Decrease in commissions receivable		234,083
Decrease in marketable securities		26,790
Decrease in forgivable notes receivable		413,475
Decrease in other receivable		2,008,164
Increase in due from affiliates		(5,351,038)
Decrease in deferred tax asset		(1,663,760)
Increase in other assets		(44,769)
Increase in commissions payable		828,715
Decrease in accounts payable and other accrued expenses		(1,617,264)
Increase in payable to affiliates		304,562
Decrease in securities sold not yet purchased		(1,345,534)
Net cash provided by operating activities		952,001
Cash flows from investing activities:		
Purchases of fixed assets		(1,437,247)
Proceeds from the sale of computer software to affiliate		3,917,191
Net cash provided by investing activities		2,479,944
Cash flows from financing activities:		
Capital contributions		4,000,000
Net cash provided by financing activities		4,000,000
Net increase in cash and cash equivalents		7,431,945
Cash and cash equivalents at beginning of year		3,380,450
Cash and cash equivalents at end of year	$	10,812,395
Supplemental cash flow disclosure:		
Taxes paid	$	749,012

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

National Planning Corporation (the Company) (an indirect, wholly owned subsidiary of Prudential plc) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including money market, demand deposits, and money market mutual funds.

(c) Commission Revenue and Commission Expense

Securities transactions and the related commission revenue and expense are recorded on a trade-date basis.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices. Any changes in value are reflected in earnings.

(e) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of equipment and software, which are depreciated over three to seven years. Total depreciation expense for the year ended December 31, 2002 of $82,338 was recorded in occupancy and equipment expenses.

(f) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has the right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

(Continued)

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Income Taxes

The income tax expense (benefit) of the Company is comprised of the following:

		Federal	State	Total
Current	$	1,140,505	381,976	1,522,481
Deferred		(1,262,854)	(400,906)	(1,663,760)
	$	(122,349)	(18,930)	(141,279)

The temporary differences that give rise to the Company's deferred taxes relate to the treatment of depreciation, accrued expenses, deferred compensation, and the amortization on forgivable loans.

The total income tax benefit differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons:

Expected tax benefit	$	(198,470)
Nondeductible dues		12,158
Nondeductible meals and entertainment		25,889
State income taxes		(12,305)
Other		31,449
Total income tax benefit	$	(141,279)

The Company has current taxes payable of $285,443 as of December 31, 2002, which is included in accounts payable and other accrued expenses.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing. The Company promptly transmits all customer funds and securities to Pershing. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2002, the Company had net capital of $6,266,054, which was $6,016,054 in excess of its requirement.

(Continued)

(5) **Forgivable Notes Receivable**

The Company holds forgivable notes from certain registered representatives. Under the terms of the loans, the principal and interest, if any, are forgiven over the term of the note. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Amortization expense for the year ended December 31, 2002 was $2,717,871. Interest income on the notes is not recognized unless actually paid to the Company. As of December 31, 2002, the Company had a reserve for uncollectable forgivable notes of $737,522.

(6) **Defined Contribution Plans**

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year. The Company's expense related to these plans was $179,744 for 2002.

(7) **Related Party Transactions**

JNL leases office space and fixed assets to the Company on a month-to-month basis. The Company may terminate the lease at any time. During the year ended December 31, 2002, the Company paid $1,085,152 to JNL for the lease of the fixed assets and office space.

The Company participates in the allocation of costs with other wholly owned subsidiaries of NPH in which the other wholly owned subsidiaries allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other wholly owned subsidiaries. Total allocations from the other wholly owned subsidiaries to NPC totaled $1,093,607 and total allocations from NPC to the other wholly owned subsidiaries totaled $2,653,033, resulting in a net allocation to the other wholly owned subsidiaries of $1,559,426 during 2002. The net allocation of operating expenses is deducted from the appropriate expense categories in the statement of operations.

The Company sold computer software to NPH during the year for $3,917,191, resulting in a gain of $140,266.

(8) **Representative Compensation Program**

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. The Company's expense related to this plan was $185,743 for the year ended December 31, 2002.

(Continued)

(9) Legal Settlements

In the prior year, the Company entered into a voluntary agreement with the State of New York to settle claims pertaining to the sale of certain investment products, transacted outside of the firm by certain former representatives. The Company transferred money into a special reserve account in anticipation that it would have to pay up to $6,000,000 to settle claims under the voluntary agreement. As of December 31, 2002, $797,185 remains in the special reserve account. Such special reserve account is included in cash and cash equivalents in the statement of financial condition. A liability related to this agreement amounting to $311,546 is included in accounts payable and accrued expenses. The cash remaining in the special reserve account upon settlement of the liabilities will be transferred to the general corporate cash account of the Company.

NATIONAL PLANNING CORPORATION

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholder's equity	$	30,261,762
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		30,261,762
Deductions to determine net capital:		
Forgivable notes receivable		8,645,063
Other receivables		726,584
Due from affiliate		5,395,754
Deferred tax asset		7,058,789
Fixed assets		436,267
Other assets		785,816
Other nonallowable assets		506,070
Other deductions and charges		145,000
Net capital before haircuts on securities positions		6,562,419
Haircuts on securities		296,365
Net capital		6,266,054
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation		250,000
Total net capital requirement		250,000
Excess net capital	$	6,016,054

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2002, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 22, 2003, does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

NATIONAL PLANNING CORPORATION

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. Pershing serves as clearing broker for the Company's securities transactions.

See accompanying independent auditors' report.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Board of Directors and Stockholder
National Planning Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of National Planning Corporation (the Company) (an indirect, wholly owned subsidiary of Prudential plc) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2003